

Mail Stop 4561

March 27, 2009

Mr. T. Wilson Eglin
Chief Executive Officer
Lexington Realty Trust
One Penn Plaza, Suite 4015
New York, New York 10019

> **Re:** **Lexington Trust Realty**
> **Registration Statement on Form S-3**
> **Filed March 11, 2009**
> **File No. 333-157860**

Dear Mr. Eglin:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

T. Wilson Eglin
Lexington Realty Trust
March 27, 2009
Page 2

General

1. We note your correspondence of March 11, 2009 and that your registration
    statement incorporates by reference your Form 10-K for fiscal year ended December
    31, 2008 that was filed on March 2, 2009. As noted in your correspondence, your
    10-K incorporates by reference Part III information from your definitive proxy
    statement, which has not yet been filed.   Please note that the definitive proxy
    statement must be filed prior to effectiveness of the registration statement. Please
    refer to Securities Act Forms, Compliance and Disclosure Interpretation Question
    123.01, which can be found on our website, for guidance.

2. We note your disclosure in the "Calculation of Registration Fee" section that you
    are relying upon Rule 415(a)(6) of Regulation C for this offering. Please explain to
    us why you believe that you are eligible to rely upon Rule 415(a)(6). Please refer to
    Securities Act Rules, Compliance and Disclosure Interpretation Questions 198.03
    and 198.06.

                                    * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

    ·   should the Commission or the staff, acting pursuant to delegated authority,
        declare the filing effective, it does not foreclose the Commission from taking
        any action with respect to the filing;

T. Wilson Eglin
Lexington Realty Trust
March 27, 2009
Page 3

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Erin Martin at 202-551-3391 or me at 202-551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

Cc: Mark Schonberger, Esq.